Exhibit 4.1

FOURTH SUPPLEMENTAL INDENTURE

This FOURTH SUPPLEMENTAL INDENTURE (this “Fourth Supplemental Indenture”) is dated as of October 5, 2007, between Archstone-Smith Operating Trust (the successor to Archstone Communities Trust, Security Capital Pacific Trust and Property Trust of America), a real estate investment trust organized under the laws of the State of Maryland (the “Company”), and U.S. Bank National Association, as trustee (as successor Trustee to Morgan Guaranty Trust Company of New York and State Street Bank and Trust Company) (the “Trustee”) under the Indenture (as hereinafter defined).

WHEREAS, the Company (formerly known as Property Trust of America), and the Trustee (as successor Trustee to Morgan Guaranty Trust Company of New York and State Street Bank and Trust Company) are parties to an Indenture, dated as of February 1, 1994, as amended and supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”) dated as of February 2, 1994, the Second Supplemental Indenture, dated as of August 2, 2004 (the “Second Supplemental Indenture”), and the Third Supplemental Indenture (the “Third Supplemental Indenture”) dated as of July 14, 2006 (as amended and supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, and the Third Supplemental Indenture, the “Indenture”), pursuant to which the Company issued its 4.00% Exchangeable Senior Notes due 2036 (the “Notes”);

WHEREAS, on May 28, 2007, the Company entered into Agreement and Plan of Merger by and among Archstone-Smith Trust, a real estate investment trust formed under the laws of the State of Maryland and sole trustee of the Company (“Archstone”), River Holding, LP, River Acquisition (MD), LP and River Trust Acquisition (MD), LLC (the “Operating Trust MergerSub”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 5, 2007 (as so amended, the “Merger Agreement”), pursuant to which, among other things, Archstone will merge with and into Tishman Speyer Archstone-Smith Multifamily Series I Trust (“Tishman Speyer”), an assignee of River Acquisition (MD), LP (the “Merger”), with Tishman Speyer being the surviving entity;

WHEREAS, Section 8.06 of the Third Supplemental Indenture provides that in the event of a merger of Archstone with another person as a result of which Holders of Common Shares shall be entitled to receive cash, securities or other property or assets with respect to or in exchange for such Common Shares, then, the Company shall execute with the Trustee a supplemental indenture providing for the exchange and settlement of the Notes as set forth in the Third Supplemental Indenture;

WHEREAS, the execution and delivery of this instrument have been duly authorized and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with; and

WHEREAS, this Fourth Supplemental Indenture is being executed and delivered concurrently with the effectiveness of the Merger.

NOW, THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1.                          EFFECT OF MERGER

Section 1.01.          In accordance with Section 8.06 of the Third Supplemental Indenture, at and after the effective time of the Merger, the right to exchange each $1,000 principal amount of Notes will be changed to a right to exchange such Notes into an amount of cash that a Holder immediately prior to the effective time of the Merger of a number of Common Shares equal to the sum of (x) 15.7304, which was the Exchange Rate immediately prior to the Merger, after adjustment pursuant to Section 8.04(d) of the Third Supplemental Indenture, plus (y), solely with respect to any Holder that delivers an exchange notice during the period beginning on the date hereof and ending on the Fundamental Change Repurchase Date, a number of Additional Shares equal to 1.7834 in accordance with Section 8.01(g) of the Third Supplemental Indenture, would have been or entitled to receive as a result of the Merger.

ARTICLE 2.                          MISCELLANEOUS

Section 2.01.          Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Indenture.

Section 2.02.          This Fourth Supplemental Indenture shall become effective as of the date hereof at such time as executed counterparts of this Fourth Supplemental Indenture have been delivered by each party hereto to the other party thereto.

Section 2.03.          On the date hereof, the Indenture shall be supplemented and amended in accordance herewith, and this Fourth Supplemental Indenture shall form part of the Indenture for all purposes, and the Holder of every Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.  The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Fourth Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as amended and supplemented by this Fourth Supplemental Indenture.

Section 2.04.          This Fourth Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture.  The Indenture, as amended and supplemented by this Fourth Supplemental Indenture, shall be read, taken and construed as one and the same instrument and all provisions in the Indenture and the Notes shall remain in full force and effect in accordance with the terms thereof and as amended and supplemented by this Fourth Supplemental Indenture.

Section 2.05.          In case any one or more of the provisions contained in this Fourth Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Fourth Supplemental Indenture, but this Fourth Supplemental Indenture shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 2.06.          The parties may sign any number of copies of this Fourth Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

Section 2.07.          The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity and sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company.

Section 2.08.          In entering into this Fourth Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Securities relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.09.          All covenants and agreements in this Fourth Supplemental Indenture by the Company and the Trustee shall bind their respective successors and assigns.  Nothing in this Fourth Supplemental Indenture, express or implied,  shall give to any person, other than the parties hereto and their successors under the Indenture and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture.

Section 2.10.          This Fourth Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of law.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the day and year first above written.

ARCHSTONE-SMITH OPERATING TRUST

By:	/s/ Charles E. Mueller, Jr.
Name:	Charles E. Mueller, Jr.
Title:	Executive Vice President and
Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Thomas E. Tabor
Name:	Thomas E. Tabor
Title:	Vice President